8081 Lougheed Hwy Burnaby, B.C. Canada V5A 1W9 Tel: 604.681.4101 Fax: 604.412.9830 www.responsebio.com

02 June 2004

To all Shareholders,

                Response Biomedical Corp. hereby confirms distribution of materials to shareholders. Materials distributed to shareholders includes:

  Annual report, including financial statements and MD&A for the year ended December 31, 2003,
  Notice of Annual General Meeting,
  Information Circular,
  Proxy, and
  Supplemental Mail Return Card

                Materials were distributed to Canadian and International shareholders through ADP Investor communications, Mississauga and New York branches respectively.

Sincerely,

“Lyn Davies”

Lyn Davies
Controller